



ZURICH
FINANCIAL SERVICES

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549



Your reference File No. 82-5089
Our reference RR/eh
Date 04/05/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group to sell Universal Underwriters Group to Hell man & Friedman LLC"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Enclosures

File No. 82-5089

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group to sell Universal Underwriters Group to Hellman & Friedman LLC

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)1 625 22 99
Fax +41 (0)1 625 36 18
investor.relations@zurich.com

Zurich, April 4, 2005 – Zurich Financial Services Group (Zurich) and Hellman & Friedman LLC (H&F), a private equity investment firm headquartered in San Francisco, have signed a stock purchase agreement for the sale of Zurich's wholly owned Universal Underwriters Group (Universal Underwriters) to an investor group led by H&F. The transaction is valued at approximately USD 1.1 billion and expected to close in the third quarter of 2005, subject to regulatory approval.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, "Universal Underwriters' business model is no longer in line with our unified operating model and brand for Zurich's North American Commercial businesses. The transaction provides Zurich with an attractive price and allows us to focus our resources and attention on our core markets and businesses. H&F is a partner that will help Universal Underwriters to capture identified business opportunities that currently fall outside of Zurich's strategy."

Headquartered in Overland Park, Kansas, Universal Underwriters Group was founded in 1922 and acquired by Zurich in 1982. Universal Underwriters is the leading provider of specialized insurance and financial services to franchised auto, truck, equipment and motorcycle dealers and the automotive aftermarket in the United States. For the fiscal year ended December 31, 2004, Universal Underwriters generated gross written premiums and fees of USD 1.5 billion.


ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.